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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                       Credit Management Solutions, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  224905 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

   [ ]  Rule 13d-1(b)

   [ ]  Rule 13d-1(c)

   [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 16 pages

  CUSIP NO.224905 10 9
           -----------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      James R. DeFrancesco
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                          2,569,397/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING             2,569,397

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,569,397/2/
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      32.8
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


------------------------------------------------------------------------------
IN

/1/ Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of January 30, 2001, with The First American Corporation ("FACO"), a California corporation, and Rusti Corp. ("Rusti"), a Delaware corporation and wholly owned subsidiary of FACO. The Merger Agreement provides that Issuer will be merged with Rusti, resulting in Issuer becoming a wholly owned subsidiary of FACO (the "Merger"). The consummation of the Merger is subject to certain closing conditions. In connection with the execution of the Merger Agreement, Mr. DeFrancesco and each of his grantor retained annuity trusts entered into a Voting Agreement with FACO dated January 30, 2001 (the "Voting Agreement"), pursuant to which they must vote their shares of Issuer common stock (i) in favor of the approval and adoption of the Merger Agreement and the Merger and any other matter or transaction reasonably required to effect the Merger and other transactions contemplated by the Merger Agreement, and (ii) against any competing proposal or any matter that could facilitate a competing proposal or impede the Merger. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement attached as
       Exhibit 1 to this Schedule 13G and incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement attached as
       Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on February 2, 2001 and incorporated herein by reference.

/2/ Includes (i) 202,634 shares held by the James R. DeFrancesco 1999 GRAT No. 1, (ii) 202,634 shares held by the James R. DeFrancesco 1999 GRAT No. 2, (iii) 50,657 shares held by the James R. DeFrancesco 1999 GRAT No. 3,
       (iv) 400,000 shares held by the James R. DeFrancesco 2000 GRAT No. 4, (v) 400,000 shares held by the James R. DeFrancesco 2000 GRAT No. 5, and (vi) 100,000 shares held by the James R. DeFrancesco 2000 GRAT No. 6. Mr. DeFrancesco is the sole trustee of each of such trusts.

                               Page 2 of 16 pages

Item 1

     (a) Name of Issuer

         Credit Management Solutions, Inc.

     (b) Address of Issuer's Principal Executive Offices

         135 National Business Parkway
         Annapolis Junction, MD  20701

Item 2

     (a) Name of Person Filing

         James R. DeFrancesco

     (b) Address of Principal Business Office or, if none, Residence

         135 National Business Parkway
         Annapolis Junction, MD  20701

     (c) Citizenship

         U.S.A.

     (d) Title of Class of Securities

         Common Stock, par value $0.01 per share

     (e) CUSIP Number

         224905 10 9

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 2,569,397(1)
                                     --------------

                               Page 3 of 16 pages

     (b)  Percent of class:    32.8
                             --------

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote  0
                                                         ----

          (ii)  Shared power to vote or to direct the vote  2,569,397(2)
                                                            --------------

          (iii) Sole power to dispose or to direct the disposition of  2,569,397
                                                                       ---------

          (iv)  Shared power to dispose or to direct the disposition of  0
                                                                        ----
(1) Includes (i) 202,634 shares held by the James R. DeFrancesco 1999 GRAT No. 1, (ii) 202,634 shares held by the James R. DeFrancesco 1999 GRAT No. 2, (iii) 50,657 shares held by the James R. DeFrancesco 1999 GRAT No. 3,
       (iv) 400,000 shares held by the James R. DeFrancesco 2000 GRAT No. 4, (v) 400,000 shares held by the James R. DeFrancesco 2000 GRAT No. 5, and (vi) 100,000 shares held by the James R. DeFrancesco 2000 GRAT No. 6. Mr. DeFrancesco is the sole trustee of each of such trusts.

(2) Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of January 30, 2001, with The First American Corporation ("FACO"), a California corporation, and Rusti Corp. ("Rusti"), a Delaware corporation and wholly owned subsidiary of FACO. The Merger Agreement provides that Issuer will be merged with Rusti, resulting in Issuer becoming a wholly owned subsidiary of FACO (the "Merger"). The consummation of the Merger is subject to certain closing conditions. In connection with the execution of the Merger Agreement, Mr. DeFrancesco and each of his grantor retained annuity trusts entered into a Voting Agreement with FACO dated January 30, 2001 (the "Voting Agreement"), pursuant to which they must vote their shares of Issuer common stock (i) in favor of the approval and adoption of the Merger Agreement and the Merger and any other matter or transaction reasonably required to effect the Merger and other transactions contemplated by the Merger Agreement, and (ii) against any competing proposal or any matter that could facilitate a competing proposal or impede the Merger. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement attached as
       Exhibit 1 to this Schedule 13G and incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement attached as
       Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on February 2, 2001 and incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund his not required.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

      N/A

                               Page 4 of 16 pages

Item 8.  Identification and Classification of Members of the Group

  If a group has filed this schedule pursuant to (S)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member group. If a group has filed this schedule pursuant to (S)240.13d-1(c) or (S)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

      N/A

Item 9.  Notice of Dissolution of Group

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      N/A

Item 10.  Certification

      N/A

                               Page 5 of 16 pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        February 14, 2001
                                                 -------------------------------
                                                               Date

                                                     /s/ James R. DeFrancesco
                                                 -------------------------------
                                                             Signature

                                                       James R. DeFrancesco
                                                 -------------------------------
                                                             Name/Title


  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

 Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 6 of 16 pages

                                    EXHIBITS


EXHIBIT 1        VOTING AGREEMENT

                               Page 7 of 16 pages

                                                                       EXHIBIT 1
================================================================================


                                VOTING AGREEMENT

                                  BY AND AMONG

                        THE FIRST AMERICAN CORPORATION,

                             JAMES R. DEFRANCESCO,

                     JAMES R. DEFRANCESCO 1999 GRAT NO. 1,

                     JAMES R. DEFRANCESCO 1999 GRAT NO. 2,

                     JAMES R. DEFRANCESCO 1999 GRAT NO. 3,

                     JAMES R. DEFRANCESCO 2000 GRAT NO. 4,

                     JAMES R. DEFRANCESCO 2000 GRAT NO. 5


                                      AND


                     JAMES R. DEFRANCESCO 2000 GRAT NO. 6


                          Dated as of January 30, 2001

================================================================================

                               Page 8 of 16 pages

                                VOTING AGREEMENT

     VOTING AGREEMENT, dated as of January 30, 2001 (this "Agreement"), by and among The First American Corporation, a California corporation ("FACO"), James
R. DeFrancesco, James R. Defrancesco 1999 Grat No. 1, James R. Defrancesco 1999 Grat No. 2, James R. Defrancesco 1999 Grat No. 3, James R. Defrancesco 2000 Grat No. 4, James R. Defrancesco 2000 Grat No. 5 and James R. Defrancesco 2000 Grat No. 6 (each, other than FACO, a "Shareholder" and collectively, the "Shareholders"). Capitalized terms used, but not otherwise defined, herein shall have the meanings given them in the Merger Agreement (as defined below).

                                  WITNESSETH:

     WHEREAS, concurrently with the execution and delivery of this Agreement, FACO, Rusti Corp., a Delaware corporation and a wholly-owned Subsidiary of FACO ("FACOSUB"), and Credit Management Solutions, Inc., a Delaware corporation (the "Company"), have entered into that certain Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, at the Effective Time, FACOSUB will merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger");

     WHEREAS, as a condition to, and in consideration for, FACO's willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, FACO has required that the Shareholders enter into this Agreement; and

     WHEREAS, each of the Shareholders owns the number of Company Common Shares listed opposite his, her or its signature below (the "Shares").

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

     1.   Agreements.
          ----------

          (a)  Voting Agreement.  Each Shareholder shall, with respect to any
               ----------------
meeting of the holders of Company Common Shares (including, without limitation, the Company Shareholders Meeting), however such meeting is called and regardless of whether such meeting is a special or annual meeting of the shareholders of the Company (a "Meeting of Company Shareholders"), or in connection with any written consent of the shareholders of the Company (a "Written Consent"), (A) take such actions as are necessary to vote or cause to be voted all of such Shareholder's Shares in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions reasonably required in furtherance thereof and hereof (collectively, the "Merger Proposal") and (B) not vote or cause or permit to be voted any of such Shareholder's Shares in favor of any Takeover Proposal or any other action or agreement that would in any manner impede, frustrate, prevent or nullify any of the transactions contemplated by the Merger Agreement, including the Merger, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the

                               Page 9 of 16 pages

Company under the Merger Agreement or which would result in any of the conditions to the Company's or FACO's obligations under the Merger Agreement not being fulfilled.

          (b)  No Inconsistent Arrangements.  Unless specifically required by
               ----------------------------
court order or by operation of law, in which case the transferee shall agree to be bound hereby, each Shareholder hereby covenants and agrees, severally and not jointly and solely as to himself, herself or itself, that such Shareholder shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition) or consent to any transfer of, any or all of such Shareholder's Shares, or any interest therein if such transfer would result in such Shareholder no longer having the power to vote or cause to be voted such Shareholder's Shares on the Merger Proposal (pursuant to Section 1(a) hereof),
(ii) enter into any contract, option or other agreement or understanding with respect to any such transfer of any or all of such Shareholder's Shares, or any interest therein if the entering into or performance of any such contract, option or other agreement or understanding would result in such Shareholder no longer having the power to vote or cause to be voted such Shareholder's Shares on the Merger Proposal (pursuant to Section 1(a) hereof), (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shareholder's Shares, (iv) deposit such Shareholder's Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, other than pursuant to this Agreement, or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

          Nothing in this Agreement shall be deemed to prohibit any Shareholder from transferring Shares to James R. DeFrancesco pursuant to the terms of any of the following: (1) the James R. DeFrancesco 1999 GRAT No. 1 Irrevocable Trust Agreement dated August 11, 1999 by and between James R. DeFrancesco as Settlor and James R. DeFrancesco as Trustee; (2) the James R. DeFrancesco 1999 GRAT No. 2 Irrevocable Trust Agreement dated August 11, 1999 by and between James R. DeFrancesco as Settlor and James R. DeFrancesco as Trustee; (3) the James R. DeFrancesco 1999 GRAT No. 3 Irrevocable Trust Agreement dated August 11, 1999 by and between James R. DeFrancesco as Settlor and James R. DeFrancesco as Trustee;
(4) the James R. DeFrancesco 2000 GRAT No. 4 Irrevocable Trust Agreement dated June 2, 2000 by and between James R. DeFrancesco as Settlor and James R. DeFrancesco as Trustee; (5) the James R. DeFrancesco 2000 GRAT No. 5 Irrevocable Trust Agreement dated June 2, 2000 by and between James R. DeFrancesco as Settlor and James R. DeFrancesco as Trustee; and (6) the James R. DeFrancesco 2000 GRAT No. 6 Irrevocable Trust Agreement dated June 2, 2000 by and between James R. DeFrancesco as Settlor and James R. DeFrancesco as Trustee, provided that James R. DeFrancesco shall be bound by this agreement with respect to any Shares so transferred.

          (c) No Solicitation.  Each Shareholder hereby agrees, in his, her or
              ---------------
its capacity as a shareholder of the Company, that such Shareholder shall not (and such Shareholder shall use reasonable efforts to cause his, her or its representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, knowingly encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person (other than FACO, any of its affiliates or representatives) concerning any Takeover Proposal.

                              Page 10 of 16 pages

          (d)  Reasonable Best Efforts. Subject to the terms and conditions of
               -----------------------
this Agreement, each of the parties hereto agrees to use its, her or his best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement.

     2.   Representations and Warranties.
          ------------------------------

          (a) Each Shareholder hereby represents and warrants to FACO as follows:

               (i) Ownership of Securities.  On the date hereof, such
                   -----------------------
     Shareholder is the "beneficial owner" (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the Shares as set forth opposite his, her or its signature hereto. Such Shareholder has the sole power to vote with respect to the matters set forth in Section 1 hereof, sole power of disposition, sole power of conversion, sole power (if any) to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder's Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

               (ii)  Power; Binding Agreement.  Such Shareholder has the power
                     ------------------------
     and authority to enter into and perform all of his, her or its obligations under this Agreement. The execution, delivery and performance of this Agreement by such Shareholder will not violate any agreement to which such Shareholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws, and subject to general equitable principles and to limitations on availability of equitable relief, including specific performance. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Shareholder is a trustee whose consent is required for the execution and delivery of this Agreement or the compliance by such Shareholder with the terms hereof.

               (iii)  No Conflicts.  No filing with, and no permit,
                      ------------
     authorization, consent or approval of, any Governmental Entity is required for the execution of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by such Shareholder, the consummation by such Shareholder of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof shall (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of his, her or its

                              Page 11 of 16 pages
     properties or assets may be bound or (B) violate any order, writ, injunction, decree, judgment, order, statute, arbitration award, rule or regulation applicable to such Shareholder or any of his, her or its properties or assets, other than, in each case, any such violations or defaults which, individually or in the aggregate, do not impair the ability of such Shareholder to perform his, her or its obligations hereunder.

          (b) FACO hereby represents and warrants to each Shareholder as follows:

               (i)  Power; Binding Agreement.  FACO has the corporate power and
                    ------------------------
     authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by FACO will not violate any agreement to which FACO is a party. This Agreement has been duly and validly executed and delivered by FACO and constitutes a valid and binding agreement of FACO, enforceable against FACO in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws, and subject to general equitable principles and to limitations on availability of equitable relief, including specific performance.

               (ii)  No Conflicts. No filing with, and no permit, authorization,
                     ------------
     consent or approval of, any Governmental Entity is required for the execution of this Agreement by FACO and the consummation by FACO of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by FACO, the consummation by FACO of the transactions contemplated hereby or compliance by FACO with any of the provisions hereof shall (A) conflict with or result in any breach of any organizational documents applicable to FACO, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any material note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which FACO is a party or by which FACO or any of its properties or assets may be bound or (C) violate any order, writ, injunction, decree, judgment, order, statute, arbitration award, rule or regulation applicable to FACO or any of its properties or assets, other than, in each case, any such violations or defaults which, individually or in the aggregate, do not impair the ability of FACO to perform its obligations hereunder.

     3.   Stop Transfer.  No Shareholder shall request that the Company register
          -------------
the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Shares, unless such transfer is made in compliance with this Agreement. In the event of any dividend or distribution, or any change in the capital structure of the Company by reason of any non-cash dividend, split-up, recapitalization, combination, exchange of securities or the like, the term "Shares" shall refer to and include such Shareholders' Shares as well as all such dividends and distributions of securities and any securities into which or for which any or all of such Shareholder's Shares may be changed, exchanged or converted.

     4.   Termination.  This Agreement and the covenants, representations and
          -----------
warranties and agreements contained herein or granted pursuant hereto shall terminate upon the earlier to

                              Page 12 of 16 pages
occur of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the consummation of the transactions contemplated by the Merger Agreement.

     5.  Fiduciary Duties.  Each Shareholder is signing this Agreement solely in
         ----------------
his, her or its capacity as an owner of his, her or its Shares, and nothing herein shall prohibit, prevent or preclude such Shareholder from taking or not taking any action in such Shareholder's capacity as a director of the Company (or as an officer of the Company acting solely at the direction of the Board of Directors of the Company), to the extent permitted by the Merger Agreement.

     6.   Miscellaneous.
          -------------

          (a)  Specific Performance.  Each party hereto recognizes and agrees
               --------------------
that if for any reason any of the provisions of this Agreement are not performed by any other party in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused to non-breaching parties for which money damages would not be an adequate remedy. Accordingly, the parties agree that, in addition to any other available remedies, the non-breaching party shall be entitled to seek an injunction restraining any violation or threatened violation of the provisions of this Agreement.

          (b)  Severability.  Any term or provision of this Agreement which is
               ------------
invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Without limiting the foregoing, with respect to any provision of this Agreement, if it is determined by a court of competent jurisdiction to be excessive as to duration or scope, it is the parties' intention that such provision nevertheless be enforced to the fullest extent which it may be enforced.

          (c)  GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED
               -------------
IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

          (d)  Entire Agreement. This Agreement constitutes the entire agreement
               ----------------
among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

          (e)  Notices. All notices, requests, claims, demands and other
               -------
communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (which is confirmed), or by registered or certified mail (postage prepaid, return receipt requested):

                              Page 13 of 16 pages
if to the Shareholders, to:

          James R. DeFrancesco
          ___________________
          ___________________
          Facsimile: ___________

with a copy to:

          Piper Marbury Rudnick & Wolfe LLP
          6225 Smith Avenue
          Baltimore, Maryland 21209
          Attention: Wm. David Chalk
          Facsimile: 410-580-3001

if to FACO, to:

          The First American Corporation
          1 First American Way
          Santa Ana, California  92707
          Attention: President
          Facsimile: 714-800-3490

with a copy to:

          White & Case LLP
          633 West Fifth Street, Suite 1900
          Los Angeles, California 90071
          Attention: Neil W. Rust
          Facsimile: 213-687-0758

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (f)  Descriptive Headings; Interpretation. The descriptive headings
               ------------------------------------
herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (g)  Assignment; Binding Agreement. Neither this Agreement nor any of
               -----------------------------
the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto.

          (h)  Amendment; Modification and Waiver. This Agreement may not be
               ----------------------------------
amended, modified or waived except by an instrument or instruments in writing signed and delivered on behalf of the party hereto against whom such amendment, modification or waiver is sought to be entered.

          (i)  Counterparts. This Agreement may be executed in two or more
               ------------
counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

                           [INTENTIONALLY LEFT BLANK]

                              Page 14 of 16 pages

     IN WITNESS WHEREOF, FACO has caused its corporate name to be hereunto subscribed by its officer thereunto duly authorized and each of the Shareholders has signed this Agreement, all as of the day and year first above written.


                              THE FIRST AMERICAN CORPORATION


                              By:    /s/ Parker S. Kennedy
                                 ----------------------------
                              Name: Parker S. Kennedy
                              Title: President



Shares: 1,213,472                    /s/ James R. DeFrancesco
                                 ----------------------------
                                 JAMES R. DEFRANCESCO


                                 JAMES R. DEFRANCESCO 1999 GRAT NO. 1


Shares:  202,634              By: /s/ James R. DeFrancesco
                                 --------------------------------
                              Name: James R. DeFrancesco
                              Title: Sole Trustee


                                 JAMES R. DEFRANCESCO 1999 GRAT NO. 2


Shares:  202,634              By: /s/ James R. DeFrancesco
                                 --------------------------------
                              Name: James R. DeFrancesco
                              Title: Sole Trustee


                                 JAMES R. DEFRANCESCO 1999 GRAT NO. 3


Shares:  50,657               By: /s/ James R. DeFrancesco
                                 --------------------------------
                              Name: James R. DeFrancesco
                              Title: Sole Trustee


                                 JAMES R. DEFRANCESCO 2000 GRAT NO. 4

                              Page 15 of 16 pages

Shares:  400,000              By:  /s/ James R. DeFrancesco
                                 --------------------------------
                              Name: James R. DeFrancesco
                              Title: Sole Trustee


                                 JAMES R. DEFRANCESCO 2000 GRAT NO. 5


Shares:  400,000              By:  /s/ James R. DeFrancesco
                                 --------------------------------
                              Name: James R. DeFrancesco
                              Title: Sole Trustee


                                 JAMES R. DEFRANCESCO 2000 GRAT NO. 6


Shares:  100,000              By:  /s/ James R. DeFrancesco
                                 --------------------------------
                              Name: James R. DeFrancesco
                              Title: Sole Trustee

                              Page 16 of 16 pages